Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-197686

May 3, 2017

Terms and Conditions – 3.375% Fixed-to-Floating Rate Subordinated Notes due 2032

May 3, 2017

Issuer:	Northern Trust Corporation

Security:	3.375% Fixed-to-Floating Rate Subordinated Notes due 2032

Expected Ratings (Moody’s/S&P/Fitch)*:	A2/A/A+

Principal Amount:	$350,000,000

Issue Price:	100.00%

Trade Date:	May 3, 2017

Settlement Date:	May 8, 2017 (T+3)

Maturity Date:	May 8, 2032 (if not earlier redeemed)

Interest Rate:

From and including May 8, 2017 to but excluding May 8, 2027, at an annual rate of 3.375%

From and including May 8, 2027 to, but excluding, the maturity date, at an annual rate equal to three-month LIBOR plus 1.131%.

Interest Payment Dates:

Interest on the notes will be payable semi-annually in arrears on May 8 and November 8 of each year, beginning on November 8, 2017 and ending on May 8, 2027 (or if any of these days in not a business day, on the next business day, and no interest will accrue as a result of that postponement).

Thereafter, interest on the notes will be payable quarterly in arrears on February 8, May 8, August 8 and November 8 of each year, beginning on August 8, 2027 and continuing through the maturity date (or if any of these days is not a business day, on the next business day, except that, if such business day is in the next succeeding calendar month, interest will be payable on the immediately preceding business day, and no interest will accrue or fail to accrue as a result of that postponement or earlier payment).

Day Count:	From May 8, 2017 to, but excluding, May 8, 2027, 30/360 From and including May 8, 2027, Actual/360

Optional Redemption:	The Issuer may redeem the notes, in whole but not in part, on, and only on, May 8, 2027, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date.

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Yield:	2.295%

Spread to Benchmark Treasury:	108 basis points

Reoffer Yield:	3.375%

Denominations:	$2,000 denominations and integral multiples of $1,000 in excess thereof

Net Proceeds to Issuer before Expenses:	$348,425,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

Junior Co-Managers:	Loop Capital Markets LLC The Williams Capital Group, L.P.

CUSIP/ISIN:	665859 AS3 / US665859AS34

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or (ii) Morgan Stanley & Co. LLC at 1-866-718-1649.

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